

November 23, 2016

Thomas A. DeCapo
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116

Re: FS Energy Total Return Fund (File Nos. 333-214232; 811-23205)

Dear Mr. DeCapo:

On October 25, 2016, you filed a registration statement on Form N-2 on behalf of the FS Energy Total Return Fund (the "Fund"). We reviewed the registration statement and provide our comments below. A comment made in one location applies to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Cover Page

1. Under the heading "Summary of Investment Strategy," please disclose the Fund intends to invest in derivatives.

2. Under the heading "Securities Offered," the disclosure states, "the Fund intends to conduct a private placement of Class I Shares to certain members of the Fund's board of trustees and other individuals and entities affiliated with FS Investments and Magnetar." Please disclose the price these individuals will pay for these shares. In addition, if the price is other than NAV, please supplementally explain the basis for the price.

Summary of Terms (pgs. 1 and 2)

3. Under the heading, "Investment Opportunities and Strategies," the disclosure states the Fund may hold or have exposure to "mineral rights, mineral interests." Please supplementally explain how the Fund intends to obtain exposure to mineral rights and interests.

4. Under the same heading, the Fund notes that it may hold or have exposure to "derivatives of such instruments."
    a. Please specifically describe how the Fund will use derivatives to meet its investment objective, and which derivatives will be used.

    b. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel Investment Company Institute dated July 30, 2010. *See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.* Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

5. Under the heading "Management Fee," the Fund notes that FS Energy Advisor has contractually agreed to waive the Management Fee for 12 months following the effective date of the registration statement. Please disclose if the agreement can be terminated during that time and by whom.

6. Under the heading "Expense Limitation Agreement, the disclosure states, "In consideration of FS Energy Advisor's agreement to limit the Fund's expenses, the Fund has agreed to repay FS Energy Advisor in the amount of any Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years from the end of the fiscal quarter in which they were incurred; and (2) the reimbursement may not be made if it would cause the Fund's then current expense limitation, if any, and the expense limitation that was in effect at the time when FS Energy Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded."

    a. Please confirm that any recoupment of previously-waived expenses will not occur more than three years from the date that the expenses were absorbed by the advisor.

    b. Please disclose the Advisor will not seek recoupment if the Fund's distribution rate is lower than the distribution rate made at the time the expenses were reimbursed.

    Summary of Fees and Expenses (pg. 9)

7. Please confirm there are no fees or charges associated with the distribution reinvestment plan that are required to be disclosed in the fee table.

    The Fund (pg. 15)

8. The disclosure states, "The Fund was organized as a Delaware statutory trust on February 23, 2016 and has a limited operating history. The Fund is expected to commence investment operations no <u>later than its initial regular daily closing</u>."

    a. Revise the disclosure to state the Fund has no operating history.

    b. Clarify the language underlined above on when the Fund expects to commence investment operations.

Estimated Use of Proceeds (pg. 19)

9. The disclosure states, "The net proceeds of this Offering, after payment of any applicable Sales Load, will be invested in accordance with the Fund's investment objective and policies (as stated below) as soon as practicable after receipt." If the Fund expects that it will take longer than three months from receipt of proceeds to invest the Fund's assets, please disclose the reasons for the expected delay. See Guide 1 to Form N-2 and Item 7.2.

Market Opportunity (pg. 22)

10. The Staff notes instances in the disclosure referencing the terms "upstream," "midstream" and downstream companies and the "energy sub-subsector." Please clarify the disclosure to identify what is meant by these terms.

Evaluation (pg. 25)

11. The disclosure states in determining investment opportunities, "Magnestar also evaluates other guidelines specified by FS Energy Advisor to determine whether the investment offers sufficient probability of attractive total returns with acceptable downside risk." Please disclose with specificity the guidelines used by the Advisor to determine which investments are appropriate for the Fund.

Organization and Offering Costs (pg. 79)

12. Please explain supplementally how the fund intends to account for any organization and offering costs incurred.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, please note that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,

/s/ Marianne Dobelbower

Marianne Dobelbower
Attorney
Disclosure Review Office